# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IBIO, INC., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 01/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001754540

## Reporting persons
- Patrick J. Crutcher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 714,713; shared voting power 0; sole dispositive power 714,713; shared dispositive power 0; aggregate amount beneficially owned 714,713 (7.2% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: IBIO, INC.
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California 92121

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Patrick J. Crutcher (the "Reporting Person"). The Reporting Person is a citizen of the United States. On December 31, 2024, the Issuer entered into an exclusive agreement (the "Licensing Agreement") with AstralBio, Inc. ("AstralBio"), as disclosed in the Issuer's current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on January 2, 2025. Pursuant to the Licensing Agreement, the Issuer issued 264,087 shares of Common Stock to AstralBio on January 28, 2025. The Reporting Person is the Chief Executive Office and majority shareholder of AstralBio. As a result, the Reporting Person may be deemed to have an indirect beneficial ownership of the shares directly beneficially owned by AstralBio. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock directly owned by AstralBio and covered by this Schedule 13G except to the extent of such person's direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each Reporting Person. In addition, on April 1, 2024, the Reporting Person received (i) 175,438 shares of Common Stock and (ii) warrants to purchase up to 175,438 shares of Common Stock (subject to a 9.99% beneficial ownership blocker) in connection with a private placement transaction. On April 25, 2024, the Reporting Person was also granted 133,000 options to purchase shares of Common Stock, vesting on quarterly basis, in connection with a consulting agreement with the Issuer. 99,750 of such options to purchase shares of Common Stock are exercisable within 60 days of the date hereof. The ownership percentages are based upon (a) 9,149,470 shares of Common Stock outstanding as of November 12, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed on November 12, 2024 by the Issuer with the SEC (b) an additional 240,807 shares of Common Stock sold by the Issuer in a private placement on January 10, 2025, as disclosed in the Issuer's current report on Form 8-K filed by the Issuer with the SEC on January 13, 2025, and (c) 264,087 issued to AstralBio on January 28, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Person is: 650 Ponce De Leon Ave., Suite 300 #2347, Atlanta, GA 30308.
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 714,713
Percent of class: 7.2
Sole power to vote or to direct the vote: 714,713
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 714,713
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Patrick J. Crutcher: /s/ Patrick J. Crutcher, Patrick J. Crutcher (01/29/2025)